SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of April, 2006

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




 RYANAIR CALLS ON POLISH GOVERNMENT TO INTRODUCE AIRPORT REFORMS

                 100,000 SEATS FOR 1 ZLOTY* ON 18 POLISH ROUTES

              100 FREE FLIGHTS** FOR SUPPORTERS OF AIRPORT REFORM


Ryanair, Europe's No. 1 low fares airline today (Tuesday, 11th April 2006) called on the Polish Government to reform the management of its airports by abolishing rigid centralised tariffs, which place regional airports at a disadvantage and hinders their ability to grow. Ryanair also called on the Government to open a secondary airport for Warsaw in Modlin, which would significantly increase competition, and lower airfares for all passengers and visitors to Warsaw.

If such reforms are made, Polish consumers would enjoy massive improvements in low fare access to and from the regions allowing tourism and business to prosper through increased visitor numbers. Ryanair alone would deliver an increase in traffic from 1.6M to 10M passengers p.a. supporting 10,000 Polish jobs within 5 years.

Speaking today in Warsaw, Michael O'Leary, Ryanair's CEO said:

        "Poland has already benefited enormously from the growth that Ryanair low fares have brought, but if this is to continue, the Polish Government must introduce significant reform of its outdated airport system.

        "Regional airports in Poland must be allowed to fulfil their potential as wealth and job creators in their regions but they cannot do this when their costs are controlled centrally in Warsaw, restricting their capacity to compete for new business.

        "We are also calling on the Polish Government to open a secondary airport for Warsaw at the ex military base in Modlin. All over Europe secondary competing airports around major cities have been hugely beneficial in driving down airfares and increasing visitor numbers to capital cities.

        "Ryanair is committed to reducing the cost of travel for Polish consumers and visitors. We can only do this, if regional Polish airports are freed to compete on a level playing field for growth. To show we are serious about delivering growth in Poland if reforms are implemented, Ryanair is today offering 100,000 seats on 18 of its Polish routes for 1 zloty* on www.ryanair.com. In addition, the first 100 people who email messages of support for reform in Polish airports to polishsupport@ryanair.com will receive a free flight**".

*One-way excluding taxes and charges

**Certain routes ex-Poland. Terms and Conditions apply

Ends. Tuesday, 11th April 2006

Lorna Farren - Ryanair       Pauline McAlester - Murray Consultants

Tel: +353 1 8121 271         Tel: +353 1 498 0300



                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  11 April 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director